September 1, 2021

Katherine Wray/Jan Woo

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenpro Capital Corp.
Amendment No. 1 to Registration Statement on Form S-3 Submitted August 19, 2021
File No. 333- 258441

Dear Mses. Wray and Woo

On behalf of our client, Greenpro Capital Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 30, 2021. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 2 to registration statement on Form S-3 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 1 to Form S-3 filed August 19, 2021 Prospectus Cover Page

1. Your revised disclosure here and on page 3 states that you have “minimal operations” in Hong Kong. We note, however, from your Form 10-K for the fiscal year ended December 31, 2020 that you generated 75% and 70% of your total revenues from Hong Kong in fiscal years 2019 and 2020, respectively. We note further from your Form 10-K disclosure that you have multiple subsidiaries domiciled in Hong Kong. Please revise the disclosure in your registration statement to clarify the nature and extent of your operations and revenue generation in Hong Kong, with a view to regulation by Chinese governmental authorities, or advise.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

Response:

The term “minimal operations” to describe the Company’s operations in Hong Kong was from an operational perspective of management for the following reasons:

●	The Company’s headquarters were moved to Kuala Lumpur, Malaysia in 2020 as management had decided to focus its business expansion efforts in South-east Asia;
●	Most of the Company’s directors are located outside of Hong Kong and China;
●	The Company’s internal audit and control division is in Malaysia;
●	Over 95% of the Company’s strategic investments in 2020 were outside Hong Kong and China;
●	Over 90% of the Company’s corporate advisory clients are not from Hong Kong and China. . Currently most of the clientele is in Malaysia, and the remainder from Thailand and Taiwan;
●	Malaysian operations are forecasted to triple in size and the Company is increasing its office premises from 3,000 sq ft to 11,000 sq ft by the end of this year.

By contrast, the Company’s Hong Kong office was downsized from 5,000 sq ft to 2,000 sq ft and its staff comprises accounting and administrative support personnel. The Company used its Hong Kong subsidiary to book a large part of its revenue as a significant portion of its expenses are still paid out of this Hong Kong subsidiary.

Notwithstanding the above explanation, the Company understands the Staff’s concerns and has amended its disclosures in the Revised Registration Statement to remove the word “minimal” to describe its operations in Hong Kong. Also, as precautionary measure and to protect its investors, the Company has enhanced its disclosures and risk factors to be in line with US-listed mainland Chinese companies with a view to recent regulation by the Chinese governmental authorities.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM